NO ACT

PE
10-26-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11008188

November 17, 2011

R. Douglas Harmon
Parker Poe Adams & Bernstein LLP
dougharmon@parkerpoe.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11-17-11

Re: Piedmont Natural Gas Company, Inc.
Incoming letter dated October 26, 2011

Dear Mr. Harmon:

This is in response to your letter dated October 26, 2011 concerning the shareholder proposal submitted to Piedmont by Gerald R. Armstrong. We also have received a letter from the proponent dated November 7, 2011. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosure

cc: Gerald R. Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

November 17, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Piedmont Natural Gas Company, Inc.
Incoming letter dated October 26, 2011

The proposal requests that the board take the steps necessary so that each shareholder voting requirement in Piedmont's articles and bylaws that calls for a greater than simple majority vote be changed to a majority vote of the outstanding shares entitled to vote in the meeting in compliance with applicable laws.

There appears to be some basis for your view that Piedmont may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming annual stockholders' meeting include proposals sponsored by Piedmont seeking approval of amendments to Piedmont's Restated Articles of Incorporation and Amended and Restated Bylaws. You also represent that the proposal would directly conflict with Piedmont's proposals. You indicate that inclusion of the proposal and Piedmont's proposals in Piedmont's proxy materials would present alternative and conflicting decisions for stockholders and would create the potential for inconsistent and ambiguous results if the proposal and Piedmont's proposals were approved. Accordingly, we will not recommend enforcement action to the Commission if Piedmont omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

*** FISMA & OMB Memorandum M-07-16 ***

November 7, 2011

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, North West
Washington, D. C. 20549

Facsimile transmission:
202-772-9201

Greetings:

Re: Piedmont Natural Gas Company, Inc.
Shareholder Proposal to establish a
Simple-Majority Vote to replace the
Super-Majority Vote Requirement

I am Gerald R. Armstrong, the proponent of a shareholder proposal referenced above.

It should be emphasized that the proposal requests a simple-majority vote to replace a super-majority vote requirement of an 80% vote.

The management, through its attorney, has submitted a letter stating, in effect, that it is proposing to reduce the super-majority vote from 80% to 66 2/3%.

A simple reduction is far from the proposal submitted and the action taken by the board is not by its origination but because of the proposal I have submitted.

To have stated that my proposal my be omitted because of the similar amendment being proposed it without realistic basis -- it is only a reduction of 13.33% and not a reduction of 30%.

As of October 30, 2010, Piedmont Natural Gas Company, Inc. had 72,282,000 shares issued and outstanding.

80% of these shares would be	57,825,600
66 2/3% of these shares would be	48,212,094
50% of these shares would be	36,412,800

The closing market price per share of Piedmont Natural Gas Company on November 7, 2011 was $31.84. The monetary difference between 48,212,094 shares and 36,412,800 shares would be $37,689,520 for the 11,799,294 share difference.

Appropriately, the notion of management that the proposal amendment and the shareholder's proposal "are identical in scope and focus" is without basis, and I ask the Commission to require my proposal be included in the proxy statement.

Thank you for your consideration of this request.

Yours for "Dividends and Democracy."



Gerald R. Armstrong, Shareholder

RESOLUTION

That the shareholders of PIEDMONT NATURAL GAS COMPANY, INC. request our Board of Directors to take the steps necessary so that each shareholder voting requirement in our corporate Articles and Bylaws, that calls for a greater than simple majority vote, be changed to a majority vote of the outstanding shares entitled to vote in the meeting in compliance with applicable laws.

STATEMENT

The proponent of this proposal introduced a proposal to declassify the terms of the directors from three years to one year for the annual meeting held January 22, 2009. The Board of Directors presented an amendment to allow the declassification and I then withdrew the proposal.

For the amendment to be adopted, the affirmative vote of at least 80% of the Company's outstanding shares entitled to vote was needed.

Although 57,950,700 shares were voted "for" the amendment, the amendment was not approved as 57,950,700 shares is only 79% of the shares entitled to vote in the meeting.

The present super-majority vote requirement of 80% prevented the adoption of this amendment.

Because of the strong-support for the proposal, the proponent believes our Board should have re-introduced it in the 2010 annual meeting and should have taken steps necessary to insure its approval.

Appropriately, the proponent for declassifying the terms of directors is now introducing a proposal to eliminate the super-majorite requirement and allow the votes of a majority of the shares entitled to vote in the meeting to be allowed for the approval of amendments.

The proponent believes that the adoption of good governance practices should not be hindered by a provision adopted to protect management and which can limit accountability to shareholders.

Corporate governance procedures and practices can create a level of accountability that ends up being closely related to performance. "What matters in Corporate Governance?" (written by Lucien Belchuk, Alma Cohen, and Allen Ferrell of Harvard Law School), states that super-majority voting requirements have been found to be one of the six entrenching mechanisms that are negatively related to corporate performance.

Please encourage our board to respond favorably to this proposal by voting "FOR" this proposal.



R. Douglas Harmon
Partner
Telephone: 704.335.9020
Direct Fax: 704.335.4485
dougharmon@parkerpoe.com

Charleston, SC
Charlotte, NC
Columbia, SC
Myrtle Beach, SC
Raleigh, NC
Spartanburg, SC

October 26, 2011

Via E-Mail

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Piedmont Natural Gas Company, Inc.
Shareholder Proposal of Gerald R. Armstrong
Exchange Act of 1934 - Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Piedmont Natural Gas Company, Inc. (the "***Company***"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "***2012 Proxy Materials***") a shareholder proposal (the "***Proposal***") and statements in support thereof received from Gerald R. Armstrong (the "***Proponent***").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "***Commission***") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("***SLB 14D***") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "***Staff***"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, that the shareholders of PIEDMONT NATURAL GAS COMPANY, INC. request our Board of Directors to take the steps necessary so that each shareholder voting requirement in our corporate Articles and Bylaws, that calls for a greater than simple majority vote, be changed to a majority vote of the outstanding shares entitled to vote in the meeting in compliance with applicable laws.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(9) because on October 20, 2011, the Company's Board of Directors (the "***Board***") approved, and will recommend to the Company's shareholders for approval at the 2012 Annual Meeting of Shareholders, a proposal to amend the Company's Restated Articles of Incorporation (the "**Charter**") and the Company's Amended and Restated Bylaws (the "***Bylaws***") (collectively, the "***Company Proposals***") to amend the provisions in the Charter and the Bylaws calling for a greater than simple majority vote, as described below, and the Proposal directly conflicts with the Company Proposals.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because it Directly Conflicts with the Company Proposals.

The Company's Charter and Bylaws currently include the following provisions that require the affirmative vote of more than a simple majority of votes cast: (1) Article 6 of the Charter requires a vote of 80% of the outstanding shares entitled to vote in the election of directors to (a) change the number of directors that constitute the Board, (b) remove a director or directors from office for cause, (c) amend, repeal or adopt any bylaw of the Company or adopt any amendment to the Charter that is inconsistent with the Bylaws, (d) amend Article 6 of the Charter, or (e) call a special meeting of the Company's shareholders; (2) Article 7 of the Charter requires a vote of 66-2/3% of the outstanding shares entitled to vote to amend or repeal Article 7 or add any provision inconsistent with Article 7 that is proposed on behalf of an Interested Shareholder or Affiliate or Associate of an Interested Shareholder (all as defined in the Charter); and (3) the Bylaws require a vote of 80% of the outstanding shares entitled to vote in the election of directors to (a) remove a director or directors from office for cause, (b) amend, repeal or adopt any bylaw of the Company, or (c) call a special meeting of the Company's shareholders. As noted above, the Board has approved the Company Proposals, which will ask the Company's shareholders to approve amendments to the Company's Charter and Bylaws to reduce the voting requirements for all actions requiring the affirmative vote of more than a simple majority of votes cast to an affirmative vote of 66-2/3% of the outstanding shares standard.

Pursuant to Rule 14a-8(i)(9), a company may exclude a stockholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." See Exchange Act Release No. 34-40018, at n. 27 (May 21, 1998). The purpose of this exclusion is to prevent stockholder confusion as well as reduce the likelihood of inconsistent vote results that would provide a conflicting mandate for management.

The Staff has stated consistently that where a stockholder proposal and a company proposal present alternative and conflicting decisions for stockholders, the stockholder proposal may be excluded under Rule 14a-8(i)(9). *See Fluor Corporation* (Jan. 25, 2011) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions to a majority of votes outstanding standard); *Herley Industries Inc.* (Nov. 20, 2007) (concurring in excluding a proposal requesting majority voting for directors when the company planned to submit a proposal to retain plurality voting, but requiring a director nominee to receive more "for" votes than "withheld" votes); *H.J. Heinz Company* (Apr. 23, 2007) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions from 80% to 60%); *AT&T* (Feb. 23, 2007) (concurring in excluding a proposal seeking to amend the company's bylaws to require stockholder ratification of any existing or future severance agreement with a senior executive as conflicting with a company proposal for a bylaw amendment limited to stockholder ratification of future severance agreements); *Gyrodyne Company of America. Inc.* (Oct. 31, 2005) (concurring with the exclusion of a stockholder proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting where a company proposal would require a 30% vote for calling such meetings); *AOL Time Warner Inc.* (Mar. 3, 2003) (concurring with the exclusion of a stockholder proposal requesting the prohibition of future stock options to senior executives where a company proposal would permit the granting of stock options to all employees); and *Mattel Inc.* (Mar. 4, 1999) (concurring with the exclusion of a stockholder proposal requesting the discontinuance of among other things, bonuses for top management where the company was presenting a proposal seeking approval of its long-term incentive plan, which provided for the payment of bonuses to members of management).

The Staff has consistently granted no-action relief under Rule 14a-8(i)(9) where the stockholder-sponsored proposal contained a threshold that differed from a company-sponsored proposal, because submitting both proposals to a stockholder vote would present alternative and conflicting decisions for stockholders. For example, in *Safeway Inc.* (January 4, 2010; *recon. denied* Jan. 26, 2010), the Staff concurred with the exclusion of a stockholder proposal requesting that Safeway amend its bylaws and each of its applicable governing documents to give holders of 10% of Safeway's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special stockholder meetings. The Staff noted that Safeway represented that it would present a proposal seeking stockholder approval of amendments to Safeway's governing documents to allow stockholders who hold 25% of its outstanding shares the right to call a special stockholder meeting, that the stockholder proposal and Safeway's proposal directly conflicted because they included different thresholds for the percentage of shares required to call special stockholder meetings and that these proposals presented alternative and conflicting decisions for stockholders. See also *CVS Caremark Corporation* (Jan. 5, 2010; *recon. denied* Jan. 26, 2010); *Medco Health Solutions.* (Jan. 4, 2010; *recon. denied* Jan. 26, 2010); *Honeywell International* (Jan. 4, 2010; *recon. denied* Jan. 26, 2010); *International Paper Company* (Mar. 17, 2009) (finding the company's proposal to allow

40% of the stockholders to call a special meeting, and the stockholder's proposal to allow 10% of the stockholders to call a special meeting in conflict and allowing the company to omit the stockholder resolution); and *EMC Corporation* (Feb. 24, 2009) (allowing EMC to omit a stockholder proposal which sought to amend the bylaws to allow 10% of outstanding common stockholders to call a special meeting when the company was planning to submit a proposal to allow 40% of the outstanding common stockholders to call a special meeting).

The Staff previously has permitted exclusion of stockholder proposals under circumstances substantially similar to the instant case. For example, in *Cognizant Technology Solutions Corporation* (Mar. 25, 2011), the Staff allowed the company to omit a stockholder proposal for simple majority voting when the company's proposal was to reduce supermajority provisions from 80% to 66-2/3%. *See Best Buy Co. Inc.* (Apr. 17, 2009) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions from 80% to 66-2/3%); *Walt Disney Co.* (Nov. 16, 2009; *recon. denied* Dec. 17, 2009) and *H.J. Heinz Co.* (Apr. 23, 2007) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions from 80% to 60%). Moreover, in *Dominion Resources. Inc.* (Jan. 19, 2010, *recon. denied* Mar. 29, 2010), the Staff concurred in excluding a stockholder proposal requesting that the company's three supermajority voting provisions in its charter and bylaws be replaced with a majority of votes cast standard because the stockholder proposal conflicted with three company proposals, which together would reduce the company's supermajority voting provisions to a majority of shares outstanding standard. In response to the company's request to exclude the proposal under Rule 14a-8(i)(9), the Staff noted the company's concern that "submitting all of the proposals to a vote would yield inconsistent, ambiguous, or inconclusive results."

Consistent with the precedent cited above, the Company Proposals will ask the Company's shareholders to approve amendments to the Company's Charter and Bylaws to reduce the voting requirements for all actions requiring the affirmative vote of more than a simple majority of votes cast to an affirmative vote of 66-2/3% of the outstanding shares standard. Because the Company Proposals and the Proposal propose different voting standards for the same provisions in the Company's Charter and Bylaws, there is potential for conflicting outcomes. For example, if the Company's shareholders approved both the Company Proposals and the Proposal, it would not be possible to determine which of the alternative proposals they preferred, as some shareholders may have supported both while other shareholders may have supported one but not the other. Further, if both proposals were voted upon, some shareholders may have supported one of the proposals solely in preference to the other proposal, but might not have supported either proposal on an individual basis, preferring instead to maintain the status quo. Accordingly, inclusion of both proposals in the 2012 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and would create the potential for inconsistent, ambiguous, or inconclusive results if both proposals were approved.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at 704.335.9020 or Jane R. Lewis-Raymond, the Company's Senior Vice President and General Counsel, at 704.364.3120.

Sincerely yours,



R. Douglas Harmon

RDH:jcf

Enclosure

cc: Jane R. Lewis-Raymond, Piedmont Natural Gas Company, Inc. (jane.lewis-raymond@piedmontng.com)
Judy Z. Mayo, Piedmont Natural Gas Company, Inc. (judy.mayo@piedmontng.com)
Gerald R. Armstrong

Exhibit A

FISMA & OMB Memorandum M-07-16

September 14, 2011

The Corporate Secretary
Piedmont Natural Gas Company, Inc.
4720 Piedmont Row Drive
Charlotte, North Carolina 28210

Greetings

Pursuant to Rule 14a-8 of the Securities and Exchange Commission, this letter is formal notice to the management of Piedmont Natural Gas Company, Inc., at the coming annual meeting in 2011, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 3,609.428 shares, an amount which will likely be increased with continued participation in the dividend reinvestment plan, and are shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I will be pleased to withdraw the resolution if sufficient amendments are supported by the board of directors and presented accordingly.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, Shareholder

Express Mail ***FISMA & OMB Memorandum M-07-16***

Facsimile Transmission: 704-365-8515

RESOLUTION

That the shareholders of PIEDMONT NATURAL GAS COMPANY, INC. request our Board of Directors to take the steps necessary so that each shareholder voting requirement in our corporate Articles and Bylaws, that calls for a greater than simple majority vote, be changed to a majority vote of the outstanding shares entitled to vote in the meeting in compliance with applicable laws.

STATEMENT

The proponent of this proposal introduced a proposal to declassify the terms of the directors from three years to one year for the annual meeting held January 22, 2009. The Board of Directors presented an amendment to allow the declassification and I then withdrew the proposal.

For the amendment to be adopted, the affirmative vote of at least 80% of the Company's outstanding shares entitled to vote was needed.

Although 57,950,700 shares were voted "for" the amendment, the amendment was not approved as 57,950,700 shares is only 79% of the shares entitled to vote in the meeting.

The present super-majority vote requirement of 80% prevented the adoption of this amendment.

Because of the strong support for the proposal, the proponent believes our Board should have re-introduced it in the 2010 annual meeting and should have taken steps necessary to insure its approval.

Appropriately, the proponent for declassifying the terms of directors is now introducing a proposal to eliminate the super-majorite requirement and allow the votes of a majority of the shares entitled to vote in the meeting to be allowed for the approval of amendments.

The proponent believes that the adoption of good governance practices should not be hindered by a provision adopted to protect management and which can limit accountability to shareholders.

Corporate governance procedures and practices can create a level of accountability that ends up being closely related to performance. "What matters in Corporate Governance?" (written by Lucien Belchuk, Alma Cohen, and Allen Ferrell of Harvard Law School), states that super-majority voting requirements have been found to be one of the six entrenching mechanisms that are negatively related to corporate performance.

Please encourage our board to respond favorably to this proposal by voting "FOR" this proposal.

Judy Z. Mayo
Deputy General Counsel and Assistant Corporate Secretary

Post Office Box 33068
Charlotte, North Carolina 28233
Telephone: 704-731-4308
Facsimile: 704-365-8515
Email: judy.mayo@piedmontng.com

October 10, 2011

Via UPS

Gerald R. Armstrong

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal dated September 14, 2011
Removal of Supermajority Provisions from Articles of Incorporation and Bylaws

Dear Mr. Armstrong:

On October 20, 2011, the Chairman of the Company's Board of Directors will recommend to the Board that it adopt an amendment to the Company's Articles of Incorporation that eliminates the current "classified" structure of the Board. If adopted, the Article amendment will be submitted to the shareholders of the Company for their approval at the 2012 annual meeting of shareholders with a recommendation by the Board of Directors in accordance with Section 55-10-03 (b) of the North Carolina Business Corporation Act that the shareholders approve the Article amendment. We intend to take action to solicit votes in favor of this proposal.

On the basis of the foregoing, we kindly request that you formally withdraw your shareholder proposal in writing as you indicated in our recent telephone discussion, by signing and dating this letter where indicated below and returning it to me via fax (704-365-8515). We will notify you promptly after the October 20 Board meeting to confirm the adoption of the amendment.

So that the Board may respond accordingly, please contact me at (704) 731-4308 if you are unwilling to withdraw the proposal as discussed above before October 20.

Thank you for your assistance in this matter and please let me know if you have any questions.

Very truly yours,



Judy Z. Mayo

CC: Jane Lewis-Raymond
Thomas E. Skains

I withdraw my shareholder proposal dated September 14, 2011 subject to Board adoption of above-described amendment to Articles of Incorporation.

____
Gerald R. Armstrong
Date:__________

October 11, 2011

Ms. Judy Z. Mayo,
Assistant Corporate Secretary
PIEDMONT NATURAL GAS COMPANY, INC.
Post Office Box 33068
Charlotte, North Carolina 28233

Facsimile Transmission:
704-365-8515

Dear Ms. Mayo

Reference is made to your letters of October 10th concerning my shareholder proposal to eliminate the super-majority requirement.

Neither of these letters outlines the consideration by the Board of Directors, or its governance committee, to eliminate the super-majority requirements. Appropriately, my proposal is not withdrawn.

In view of this, I request that the chairman of the governance committee contact me as it appears that management is acting in behalf of the committee, or the board, in handling this and that is not acceptable.

Moreover, your references to past conversations with Ms. Lewis-Raymond seem to limit the content of those conversations and do not represent the original terms which I discussed with her.

Again, I await hearing from the chairman of the governance committee.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, $hareholder


Piedmont
Natural Gas

Jane Lewis-Raymond
Senior Vice President, General Counsel, Corporate Secretary
and Chief Compliance and Community Affairs Officer

Post Office Box 33068
Charlotte, North Carolina 28233
Telephone: 704-731-4261
Facsimile: 704-365-8515
Email: jane.lewis-raymond@piedmontng.com

October 14, 2011

Via UPS

Gerald R. Armstrong

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal dated September 14, 2011
Removal of Supermajority Provisions from Articles of Incorporation and Bylaws

Dear Mr. Armstrong:

We are in receipt of your October 11, 2011 correspondence in which you indicate that you are unwilling to withdraw your proposal to eliminate the supermajority voting requirements in the Company's Bylaws and Articles of Incorporation. Based on that letter and our subsequent, brief telephone call of October 12, 2011, there has clearly been a misunderstanding in our previous discussions.

Your proposal submitted to us on September 14, 2011, which is attached for your ease of reference, addressed only eliminating the supermajority voting requirements, not board declassification. In our earlier conversations, however, you indicated you are primarily interested in declassifying our Board.

Accordingly, I wanted to reiterate that we are willing (with the full engagement and support of the Chairman of the Board and all of the members of the Directors and Corporate Governance Committee) to recommend to the full Board that it adopt an amendment to the Company's Articles of Incorporation that eliminates the current "classified" (ie., staggered) structure of the Board, like it did two years ago in response to your request. If adopted, the Article amendment will then be submitted to the shareholders of the Company for their approval at the 2012 annual meeting of shareholders with a favorable recommendation by the Board of Directors in accordance with Section 55-10-03 (b) of the North Carolina Business Corporation Act. We would, as you and I discussed on the phone, take action to solicit shareholder votes in favor of this proposal.

I reiterate this proposal to determine with certainty your intentions. If declassification is your actual goal, which is what I understood from our previous conversations, and our proposed amendment to declassify the Board is acceptable to you, please formally withdraw your supermajority voting shareholder proposal in writing by signing and dating this letter where indicated below and returning it to me via fax (704-365-8515) before October 20, 2011, the date of our next board meeting. If our proposal to declassify the board is not acceptable to you, I would also appreciate a confirmation of the same, and we will not propose to do so at the October 20 meeting. Instead, the Board will determine at such meeting how to proceed in response to your sole proposal to eliminate the supermajority voting provisions. In either case, we will inform you of the actions taken by the Board following the meeting.

As always, thank you for your investment in our Company and for your interest in good corporate governance. We value your input and have a mutual interest in serving the best long term interests of the Company's shareholders.

Sincerely yours,



Jane Lewis-Raymond

c: Thomas E. Skains, Chairman of the Board
Aubrey B. Harwell, Jr., Chairman, Directors and Corporate Governance Committee
Malcolm E. Everett III, Member, Directors and Corporate Governance Committee
John W. Harris, Member, Directors and Corporate Governance Committee
David E. Shi, Member, Directors and Corporate Governance Committee
Judy Z. Mayo, Assistant Corporate Secretary

I withdraw my shareholder proposal dated September 14, 2011 subject to Board adoption of above-described amendment to Articles of Incorporation.

____

Gerald R. Armstrong

Date: ____________

FISMA & OMB Memorandum M-07-16

October 19, 2011

The Board of Directors
c/o The Corporate Secretary
4720 Piedmont Row Drive
Charlotte, North Carolina 28210

Facsimile Transmission:
704-365-8515

Greetings

Reference is made to my letter of September 14, 2011 and the resolution to eliminate super-majority voting requirements.

Please note the second paragraph of that letter:

"I will be pleased to withdraw the resolution if sufficient amendment(s) are supported by the board of directors and presented accordingly." [emphasis added]

Accordingly, I object to any interpretation that this means I will withdraw the proposal if the board, again, recommends adoption of an amendment to declassify terms of directors.

I seek the boards recommendations of two amendments:
--declassification of terms of the directors, and,
--elimination of super-majority voting requirements.

Further, I ask you to retain a profession proxy solicitation firm to gain the necessary votes for the approval of both amendments as discussed with the Corporate Secretary. The topic is not sufficiently addressed in the letters I have received from Piedmont and when the proposal to declassify the terms of directors received only 79% of the vote there was no professional proxy solicitation firm retained by the board.

I believe that the Board of Piedmont should give greater attention to corporate governance practices and issues and I note that in the last annual meeting shareholders rejected the board's recommendation of limiting compensation reviews by shareholders to every three years.

In summary, I am requesting that the board recommend the adoption of two amendments and to take the steps necessary to retain a professional proxy solicitation firm to insure shareholder approval. If this will be done, I will withdraw the proposal submitted.

Thank you for your consideration.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, Shareholder

Copies of September 14, 2011 letter and resolution follow this letter



Jane Lewis-Raymond
Senior Vice President, General Counsel, Corporate Secretary
and Chief Compliance and Community Affairs Officer

Post Office Box 33068
Charlotte, North Carolina 28233
Telephone: 704-731-4261
Facsimile: 704-365-8515
Email: jane.lewis-raymond@piedmontng.com

October 26, 2011

Via UPS

Gerald R. Armstrong

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal dated September 14, 2011
Removal of Supermajority Provisions from Articles of Incorporation and Bylaws

Dear Mr. Armstrong:

As you will see from the enclosed letter to the Securities and Exchange Commission, we are pursuing a slightly different version of your shareholder proposal for our 2012 annual meeting. Our Board agrees with the general thrust of your proposal, but believes our shareholders will be best served by reducing the current 80% supermajority voting provisions in our Articles of Incorporation and Bylaws to 66-2/3%, rather than to a simple majority.

The supermajority voting requirements are designed to protect the Company's shareholders, including minority shareholders, by assuring that fundamental changes in how the Company is governed are made with the approval of a substantial majority of the Company's shareholders. While the Board believes that this protection is important and is in the best interest of the Company, it is also committed to ensuring accountability by the Board to the Company's shareholders. The Board believes that lowering the supermajority voting requirements to 66 2/3% will enhance accountability to shareholders while preserving the legitimate protections afforded by voting standards greater than a simple majority.

If the shareholders approve this proposal, then, as we have discussed and based on past experience, a future proposal to declassify our Board would be more likely to pass without the time and expense of a proxy solicitor.

As always, thank you for your investment in our Company. We value your input and hope you will agree that the Board's proposal will best serve the long term interests of all of the Company's shareholders.

Sincerely yours,

Jane Lewis-Raymond

c: Thomas E. Skains, Chairman of the Board
Malcolm E. Everett III, Independent Lead Director
Aubrey B. Harwell, Jr., Chairman, Directors and Corporate Governance Committee